Sub-Item 77D Policies with Respect to Security Investment
The Dreyfus/Laurel Funds, Inc. – Dreyfus Premier Balanced Fund

     Effective August 1, 2006, Dreyfus Premier Balanced Fund changed its investment objective from seeking to outperform a hybrid index, 60% of which was the Standard & Poor’s 500 Composite Stock Price Index and 40% of which is the Lehman Brothers Aggregate Bond Index to seeking total return (consisting of capital appreciation and income).

     Such change did not require shareholder approval but shareholders were notified at least 30 days prior to the implementation of such change.